SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28760; File No. 812-13604]

PowerShares Exchange-Traded Fund Trust, et al.; Notice of Application

June 8, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit funds of funds relying on rule

12d1-2 under the Act to invest in certain financial instruments.

Applicants: PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund

Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed

Exchange-Traded Fund Trust (collectively, "PowerShares Trusts"), AIM Counselor Series Trust,

AIM Equity Funds, AIM Funds Group, AIM Growth Series, AIM International Mutual Funds,

AIM Investment Funds, AIM Investment Securities Funds, AIM Sector Funds, AIM Tax-Exempt

Funds, AIM Treasurer's Series Trust, AIM Variable Insurance Funds, and Short-Term

Investments Trust (collectively, "AIM Trusts" and together with PowerShares Trusts, the

"Trusts"), Invesco PowerShares Capital Management LLC ("IPCM") and Invesco Aim

Advisors, Inc. ("IAA") and Invesco Aim Distributors, Inc. (the "Distributor").

Filing Dates: The application was filed on November 14, 2008, and amended on May 26, 2009.

Applicants have agreed to file an amendment during the notice period, the substance of which is

reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 6, 2009 and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants: PowerShares Trusts and IPCM, 301 West Roosevelt Road, Wheaton,

IL 60187, AIM Trusts, IAA, and the Distributor, 11 Greenway Plaza, Suite 100, Houston, TX

77046.

For Further Information Contact: Barbara Heussler, Senior Counsel, at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   Each of PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-

Traded Fund Trust II, and PowerShares India Exchange-Traded Fund Trust is organized as a

Massachusetts business trust. Each of the other Trusts is organized as a Delaware statutory trust.

IPCM is a Delaware limited liability company and IAA is a Delaware corporation; each is

registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and currently serves as an investment adviser to existing series of the Trusts. The Distributor is a Delaware corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Distributor serves as the distributor of existing series of the Trusts.

2.   Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that (a) is advised by IPCM, IAA or any entity controlling, controlled by or under common control with either of them (each, an "Adviser"), (b) is in the same group of investment companies as defined in section 12(d)(1)(G) of the Act, (c) invests in shares of other registered open-end investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act, and (d) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each, a "Fund of Funds"), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1] Applicants state that all Funds of Funds and Underlying Funds are or will be registered with the Commission as open-end management investment companies.

3.   Consistent with its fiduciary obligations under the Act, each Fund of Fund's board of trustees or directors will review the advisory fees charged by the Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund may invest.

---

[1]   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company ("acquiring company") may acquire securities of another investment company ("acquired company") if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.	Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.	Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds to invest in Other Investments. Applicants assert that permitting the Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that the order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary